NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-21

November 20, 2006

Cumberland Receives Federal Approval for Development of Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) (“Cumberland” or the “Company”) is pleased to announce that today the Federal Minister of Indian Affairs and Northern Development (“Federal Minister”) has accepted the Nunavut Impact Review Board’s (“NIRB’s”) recommendation that development of Cumberland’s Meadowbank gold project should proceed.  The Company has a 100% interest in the Meadowbank gold project located 70 kilometres north of the hamlet of Baker Lake, Nunavut.

“We are very pleased with the swift review by the Ministry of Indian Affairs and Northern Development.  Cumberland can now begin to provide much desired employment opportunities and economic benefits to Nunavut, particularly in the Kivalliq Region’s northern communities,” stated Kerry Curtis, President and CEO of Cumberland.   “We will soon be commencing construction of the four season road from Baker Lake to Meadowbank, and building Canada’s and Nunavut’s next large-scale, long-life gold operation at Meadowbank.”

In accepting the NIRB’s recommendation, the Federal Minister was required, under Article 12 of the Nunavut Land Claims Agreement, to review the NIRB’s Final Hearing Report and the proposed terms and conditions and obtain concurrence from officials at Fisheries and Oceans Canada, Natural Resources Canada and Transport Canada. The NIRB made its positive development recommendation to the Federal Minister in late August 2006.

In late September 2006 a production decision was made by the Board of Directors of Cumberland. The Company has since staged the necessary equipment and supplies at Baker Lake for the construction of a four season access road to Meadowbank.

In the coming weeks NIRB will issue a Project Certificate to Cumberland. Upon issuance of the Project Certificate, the issuance of ancillary permits necessary for construction will commence.  Subject to the timely receipt of all ancillary permits and requisite financing, gold production at Meadowbank is expected to commence in late 2008 or early 2009.

Advancing Cumberland’s Meadowbank Gold Project towards Mid-Tier Gold Production

Cumberland is advancing the Meadowbank project toward open pit production based on a bankable feasibility study and subsequent bank due diligence1 completed in December 2005.

Meadowbank Gold Project Production Profile1 (Dec. 2005)

(Assuming long term US$400/oz. gold and US$0.75 per Cdn$1.00)

Mine Life	8.1 years
Average Annual Production Rate: Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz.: Years 1 to 4 Life of Mine	US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

Cumberland is a well financed mineral development and exploration company.  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements - This News Release contains “forward looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Annual Information Form filed with the Securities Commissions of the Provinces of British Columbia, Ontario, Quebec and Nova Scotia in our 40F filed with the United States Securities and Exchange Commission (the “SEC”) and with the Toronto Stock Exchange.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that we will receive required permits and access to surface rights, that we can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that we will be able to commence the development of the Meadowbank Gold Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.